[redacted]

08027029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTALES PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 EAST 31st STREET, 10th FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANNA MAKEDON 914.632.8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
(Name – *if individual, state last, first, middle name*)

66 SOUTH TYSON AVENUE, FLORAL PARK, NEW YORK 11001
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
FEB 27 2008
Washington, DC
103

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARBARA STEINER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORTALES PARTNERS LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Barbara Steiner
Signature

Partner
Title

2/26/08
Notary Public

DANIELA E. LUNA
Notary Public, State of New York
No. 01LU6155439
Qualified in Bronx County
Commission Expires Nov. 13, 20 10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTALES PARTNERS, LLC
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007 WITH INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

CONTENTS

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
66 SOUTH TYSON AVENUE
FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT

To the Members
Portales Partners LLC
New York, NY 10016

We have audited the accompanying statement of financial condition of Portales Partners LLC as of December 31, 2007 , and the related statements of income, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Portales Partners LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner, Francis, Richman & Ackerman, PLLC

Floral Park, New York
January 31, 2008

PORTALES PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$2,147,844
Accounts receivable	254,200
Receivable from clearing broker	922,654
Prepaid expenses	53,630
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $70,370	348,173
Investment in artwork	63,569
Security deposit	30,394
	$3,820,464

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses and taxes payable	$1,308,787
Deferred taxes payable	35,494
Total Liabilities	1,344,281
Members' Equity	2,476,183
	$3,820,464

The accompanying notes are an integral part of these financial statements.

PORTALES PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commission and fee income	$11,384,532
Interest and dividend income	87,575
Trading gains	4,301
Total Revenues	11,476,408
Operating Expenses:	
Members' compensation	5,765,208
Floor brokerage and clearance fees	603,117
Employee compensation and benefits	3,145,956
Quotes, research and market data	51,961
Other operating expenses	875,257
Total Operating Expenses	10,441,499
Income before Income Taxes	1,034,909
Less: Provision for New York City Unincorporated Business Tax:	
Current:	$ 248,182
Deferred:	21,943
	270,125
Net Income	$ 764,784

The accompanying notes are an integral part of these financial statements.

PORTALES PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ 1,711,399
Net Income	764,784
Balance, December 31, 2007	$ 2,476,183

The accompanying notes are an integral part of these financial statements.

PORTALES PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net income	$ 764,784
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,258
Abandonment of leasehold	25,216
(Increase) decrease in operating assets and liabilities:	
Accounts receivable	(89,387)
Receivable from clearing broker	(512,547)
Prepaid expenses	(22,782)
Accrued expenses and taxes	946,696
Deferred taxes payable	22,193
Total Adjustments	381,647
Net Cash Provided by Operating Activities	1,146,431
Cash Flows from Investing Activities:	
Purchase of fixed assets	(350,285)
Purchase of artwork	(6,000)
Security deposits paid, net	(20,338)
Net Cash Used in Investing Activities	(376,623)
Net Increase in Cash	769,808
Cash at January 1, 2007	1,378,036
Cash at December 31, 2007	$2,147,844

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Portales Partners LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company commenced brokerage operations on August 5, 2001.

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records its commission revenue and expense, on a settlement basis.

Deferred taxes result from timing differences in the recognition of income for tax and financial purposes. The Company uses the cash basis of accounting for income tax basis.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Property and equipment are recorded at cost. Depreciation is provided by application of the straight-line and declining balance methods over the estimated useful lives of the various classes of depreciable assets. The following lives are used:

Asset Category	Lives in Years
Furniture, fixtures and equipment	5 - 7
Leasehold improvements	5

Expenditures for maintenance, repairs and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized. Fully depreciated assets are also removed from the accounts, although they may still be utilized.

NOTE 3 - INCOME TAXES

The Company is subject only to New York City Unincorporated Business Tax, which has been provided for in these financial statements. The members of Portales Partners LLC report their proportionate share of membership taxable income or loss on their respective income tax returns.

A deferred tax credit of $35,494 reflects unincorporated business taxes which are not currently payable due to the utilization of the cash basis of accounting for income tax purposes.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits in banks and at a brokerage firm.

Accounts at each banking institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2007, the Company had approximately $1,930,600 in excess of FDIC insured limits.

The accounts at the brokerage firm contain cash. Balances are insured up to $500,000, with a limit of $100,000 for cash, by the Securities Investor Protection Corporation (SIPC). At December 31, 2007, the Company had approximately $822,700 in excess of SIPC insured limits.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as agent, securities transactions on behalf of its customers. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Leases:

In March 2007, the Company entered into a five year lease for new office space. This lease expires May 31, 2012. The lease provides for tax and operating expense escalations using the base year as specified in the lease.

Minimum future rental payments under this non-cancellable operating lease as of December 31, 2007 are as follows:

Year	Amount
2008	$122,100
2009	123,963
2010	129,536
2011	133,422
2012	56,275
	$565,296

Total rent expense for the year ended December 31, 2007 amounted to $117,342.

NOTE 7 - PROFIT SHARING PLAN

The Company adopted a new comprability profit sharing plan as of January 1, 2006. Under this plan, the Company is making a contribution of $44,845 for its employees for the year ended December 31, 2007. The three members of the limited liability company will each be making their own contributions totaling $135,000 to the plan.

NOTE 8 - MEMBERS' DRAW AND COMPENSATION

Distributions to the members of Portales Partners LLC are reflected in these financial statements in the Statement of Income, "members' compensation" is $5,765,208.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,726,217, which is $1,636,573 in excess of its required net capital of $89,644. The Company's net capital ratio of aggregate indebtedness to net capital was .78:1.

PORTALES PARTNERS LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

PORTALES PARTNERS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL

Member's Equity	$2,476,183
Non-allowable assets:	
Accounts receivable	254,200
Prepaid expenses	53,630
Furniture, equipment and leasehold improvements, net	348,173
Investment in artwork	63,569
Security deposits	30,394
	749,966
Net Capital	1,726,217

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	89,644
Excess net capital	$1,636,573
Ratio: Aggregate indebtedness to net capital	.78 to 1

AGGREGATE INDEBTEDNESS

Accrued expenses and taxes payable	$1,308,787
Deferred taxes payable	35,494
Total Aggregate Indebtedness	$1,344,281

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net Capital as reported in Company's Part IIA (Unaudited) Focus Report	$ 1,832,126
Additional accrued receivables	254,200
Additional accrued expenses	(106,331)
Miscellaneous adjustments	17,663
Additional non-allowable assets	(271,441)
	(105,909)
Net Capital	$ 1,726,217

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
66 SOUTH TYSON AVENUE
FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
Portales Partners LLC
New York, New York 10010

In planning and performing our audit of the financial statements of Portales Partners LLC for the year ended December 31, 2007 , we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Portales Partners LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Portales Partners LLC for the year ended December 31, 2007 and this report does not affect our report thereon dated January 30, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

Wagner, Francis, Richmers & Ackerman, PLLC

Floral Park, New York
January 30, 2007

END